Exhibit 21.1

Subsidiaries of Registrant

Name	State of Organization
CreditComm Services LLC	Delaware
Captira Analytical, LLC	Delaware
Intersections Holdings Inc.	Delaware
Intersections Insurance Services Inc.	Illinois
Intersections Marketing Services Inc.	Delaware
Intersections Arizona Holdings Inc.	Delaware
i4c Innovations Inc.	Delaware
Intersections Enterprises Inc.	Delaware